UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GAN Limited

(Name of Issuer)

Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

G3728V 109

(CUSIP Number)

Sir Michael Smurfit Sr.
“Le Florestan” 35
boulevard du Larvotto

MC98000 Monaco

+377 93 15 70 45

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3728V 109

1.	Names of Reporting Persons. Sir Michael Smurfit Sr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Ireland

Number of Shares Beneficially Owned by Each Reporting Person with

	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 2,088,905

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 2,088,905

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,088,905

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9% (1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on 41,895,900 ordinary shares outstanding as of February 15, 2021.

CUSIP No. G3728V 109

1.	Names of Reporting Persons. Bacchantes Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person with

	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 2,088,905

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 2,088,905

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,088,905

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9% (1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 41,895,900 ordinary shares outstanding as of February 15, 2021.

SCHEDULE 13D

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2020 (the “Original Schedule 13D”), by Sir Michael Smurfit Sr. and Bacchantes Limited (collectively, the “Reporting Persons”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer

There are no material changes to the Original Schedule 13D.

Item 2.	Identity and Background.

There are no material changes to the Original Schedule 13D.
Item 3.	Source and Amount of Funds or Other Consideration.

There are no material changes to the Original Schedule 13D.
Item 4.	Purpose of Transaction.

There are no material changes to the Original Schedule 13D.
Item 5.	Interest in Securities of the Issuer

(a) Based on 41,895,900 Ordinary Shares outstanding on February 15, 2021, the Reporting Persons beneficially owned 2,088,905 Ordinary Shares, or 4.99%, of the total outstanding Ordinary Shares.

(b) Mr. Smurfit, the sole shareholder of Bacchantes Limited, may be deemed to hold shared voting and dispositive power over all Ordinary Shares owned directly by Bacchantes Limited (2,088,905). The Reporting Persons hold no shares over which there is sole power to vote or direct the vote, or sole power to dispose or to direct the disposition.

(c) On February 26, 2021, Mr. Smurfit irrevocably gifted 170,000 Ordinary Shares of GAN Limited to Alexander Smurfit and 170,000 Ordinary Shares of GAN Limited to Christopher Smurfit. Additional trading activity for the 60-day period ending on the date of this report is presented below.

Date	Shares	Per Share Average Price
1/7/2021	82,492	USD ($)	22.6974
1/6/2021	292	USD ($)	20.6400
1/6/2021	85,000	USD ($)	22.53558
1/5/2021	129,708	USD ($)	20.1198

(d) Not applicable.

(e) On February 26, 2021, as a result of the gifts described above, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Ordinary Shares of GAN Limited.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no material changes to the Original Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

The following documents are incorporated by reference to this Schedule 13D:

Exhibit	Description
99.1	Agreement of Joint Filing*

99.2	Power of Attorney*

*Filed with the Original Schedule 13D on June 2, 2020.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2021	By:	/s/ Sir Michael Smurfit Sr.
	Name:	Sir Michael Smurfit Sr

Bacchantes Limited

	By:	/s/ Sir Michael Smurfit Sr
	Name:	Sir Michael Smurfit Sr
	Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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